Exhibit 99.3
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total Awarded New Offshore Exploration Block in Cameroon
Paris, March 15, 2006 — Total has been awarded, by the government of Cameroon, the Bomana exploration block in the offshore Rio Del Rey basin. Total will be the operator of this block with a 100% interest.
The 140-square-kilometre block is located near concessions operated by Total in Cameroon.
Total is the operator of the Rio Del Rey permit in Cameroon partnered with Pecten Cameroon and the Société Nationale des Hydrocarbures. The Group’s operated production in Cameroon is around 60,000 barrels of oil per day.
This acquisition is in line with Total’s strategy in Cameroon consisting of seeking opportunities to increase its present acreage, a strategy that began in April of 2005 when the group was awarded the Dissoni block.
* * * * * *
Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com